Guy Whittaker Group Finance Director

Gogarburn Edinburgh EH12 1HQ Telepone: 0131 523 2028 Facsimile: 0131 626 0550 www.rbs.com

FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

Mr Mark Webb
Legal Branch Chief
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N E
Washington DC 20549
United States

3 November 2008

Dear Mr Webb

The Royal Bank of Scotland Group plc
Form 20-F for the fiscal year ended 31 December 2007
File No.  001-10306

Thank you for your letter of 25 September 2008.  Our replies to your comments are set out below.

For reasons of business confidentiality, in a separate letter dated the date hereof, we request that the table under “Note 5.Tax, page 125” of this letter not be disclosed in response to any request under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise.  Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff's Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001) and related guidance, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC's EDGAR system.

All page references are to the Form 20-F for the year ended 31 December 2007.  References to ‘the Company’ are to The Royal Bank of Scotland Group plc, ‘the Group’ means the Company and its subsidiaries.

Financial Statements

Note 5.Tax, page 125

1.	Please tell us and revise future filings to disclose the nature of your prior period adjustments included in your tax reconciliation. Specifically, tell us the cause or

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FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

origination of the adjustments, the periods in which they originated, a description of the transactions or balance sheet items to which they relate and why these adjustments were not originally recorded in prior periods.

The prior period adjustments included in the Group’s tax reconciliation reflect revisions to previous estimates recognised in the current year income statement in accordance with paragraph 36 of IAS 8 and are made up of a large number of individual items.  In the 2007 tax charge there were adjustments in respect of prior periods amounting to a credit of £367m. A substantial proportion of the items that make up this amount originated in the immediately prior period. The adjustment is analysed below into its main constituent categories:

[**Table redacted**]

(a)
Structured transactions – tax provisions are set up at the time of entering into certain structured transactions to reflect uncertainty over the tax treatment.  As the tax treatment is agreed with Her Majesty’s Revenue and Customs (HMRC) or becomes more certain, the related tax benefits are recognised and the provision released.  The adjustment in 2007 relates to provisions established in the period 2000 to 2006.

(b)
Substantial shareholding exemption – in the UK exemption from capital gains tax is available under the substantial shareholding rules provided certain criteria are met.  The Group disposed of investments or revalued them to current market value in prior periods.  At the time the accounting tax charge was established, it was not certain that all of the required conditions for the exemption had been met and provision was made in recognition of this uncertainty.  The adjustment reflects agreement with HMRC in 2007.

(c)
Truing up to filed computations - at the time the financial statements are prepared, complete information required by HMRC for detailed tax computations is often unavailable and various estimates must be made.  These estimates are then trued up in the subsequent period to reflect the detailed tax computations submitted to the tax authorities.

(d)
Overseas tax credits - this is similar to point (c) above and is a truing up of the submitted position versus the accounts provision.  At the time of the accounting provision, an estimate is made of the double taxation relief available to be offset against UK taxable profits.  This is based on the estimated overseas tax payable in each overseas jurisdiction – the Group has over 30 overseas branches - and further calculations are required to convert these profits/losses into a UK taxable measure for submission to HMRC.

(e)
Capital gains tax base cost - there was discussion with HMRC regarding the allowable tax base cost of property (real estate) assets.  Agreement was reached that expenditure incurred in improving the fabric of the building would only be allowable as part of the tax cost where it had been incurred in the 10 years preceding the sale of the asset.  As part of the overall agreement with HMRC, any gains rolled over[1] relating to such expenditure more than 10 years prior to sale would not become taxable.  This resulted in a release of the tax provision held for the rolled over gains.

1 Under UK tax legislation, taxable property gains can be deferred (‘rolled over’) into the cost of new property acquired, with the tax only becoming payable on the subsequent sale of the new property.

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(f)	Other - various sundry items.

The adjustments in respect of prior periods shown in the tax reconciliations for 2005 and 2006 are made up of the same generic types of item.

We will amend future filings to include a narrative description of the prior period tax adjustments, along the lines of:

‘Prior period tax adjustments principally comprise releases of tax provisions in respect of structured transactions and investment disposals, and adjustments to reflect submitted tax computations in the UK and overseas.’

Note 10.Financial Instruments, page 127

2.
Due to the significance of your derivative balances and for purposes of greater transparency, please consider revising future filings to disclose the amount of change, during the period and cumulatively, in the fair value of your derivatives that is attributable to changes in your own credit risk and disclose your method for determining this amount.

Our reading of IFRS 7 ‘Financial Instruments: Disclosures’ is that it requires disclosure of the amount of change, during the period and cumulatively, in the fair value of a financial liability only if that financial liability is designated as at fair value through profit or loss.  However, in the light of the staff’s comment and the references in the IASB Expert Advisory Panel’s paper ‘Measuring and disclosing the fair value of financial instruments in markets that are no longer active’ to own credit adjustments when valuing derivatives, we will make appropriate disclosure, in future filings, about the amount of the change in the fair value of the Group’s derivatives attributable to the Group’s own credit risk and the method we adopt to determine this amount.

Note 35.Analysis of the Net Investment in Bus. Interests and Intangible Assets, page 184

3.
You disclose that under the terms of the Consortium and Shareholders’ Agreement, consortium members other than the Group have agreed to acquire, in due course, various ABN AMRO businesses including operations in Brazil, the commercial and retail businesses in the Netherlands, the private clients business and Interbanca.  Please tell us if you have classified these businesses as disposal groups.  If you have, please revise future filings to more clearly state this fact.  If you have not, please tell us and provide supporting accounting guidance on how you determined that they should not be classified as a disposal group.

Three ABN AMRO businesses were classified as disposal groups in the Group’s 2007 consolidated balance sheet: Antonveneta, Santander had announced on 8 November 2007 that it had sold Antonveneta to Monte dei Paschi di Siena; Asset Management, transfer of this business to Fortis for cash (or a promissory note) in the first quarter of 2008 had been agreed before the end of 2007; and Private Equity, the consortium partners had also agreed before the end of 2007 that this business would be sold as soon as possible.

The Group did not classify the businesses (including operations in Brazil, the commercial and retail businesses in the Netherlands, the private clients business and Interbanca) that were to be transferred to other members of the consortium but for which agreement on the date or method of transfer had not been agreed by the end of

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FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

2007 as disposal groups on the basis of comments by the International Financial Reporting Interpretations Committee in its November 2007 newsletter:

'… IFRIC decided that an amendment to IFRS 5 was needed.  It concluded that the classification, presentation and measurement requirements in IFRS 5 applicable to non-current assets (or disposal groups) classified as held for sale and to discontinued operations should be also applied to assets (or disposal groups) held for distribution to owners.'

These comments clarified that, without an amendment to IFRS 5, assets or groups of assets and liabilities to be distributed to owners do not qualify as held-for-sale or, in the case of groups of assets and liabilities, disposal groups.  Consequently in the Group's 2007 financial statements classification as a disposal group or discontinued operation was limited to those businesses described above that were to be sold for cash, including sale for cash to a consortium member other than the Group.

4.
Please tell us and revise future filings to disclose how you initially recognized and subsequently measure the disposal group.  If you do not measure the disposal group at the lower of carrying amount and fair value less costs to sell, please tell us the accounting guidance on which you rely.

Disposal groups identified as such on the acquisition of ABN AMRO were measured initially at fair value less costs to sell in accordance with paragraph 36 of IFRS 3.  Subsequent measurement took account of changes in net assets up to the reporting date.  We will amend future filings to include the following accounting policy on non-current assets held for sale and discontinued operations:

‘A non-current asset (or disposal group) is classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use.  A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell.  If the asset (or disposal group) is acquired as part of a business combination it is initially measured at fair value less costs to sell.  Assets and liabilities of disposal groups classified as held for sale and non-current assets classified as held for sale are shown separately on the face of the balance sheet.

The results of discontinued operations are shown as a single amount on the face of the income statement comprising the post-tax profit or loss of discontinued operations and the post-tax gain or loss recognised either on measurement to fair value less costs to sell or on the disposal of the discontinued operation.  A discontinued operation is a cash-generating unit or a group of cash-generating units that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale.’

Exhibits 12.1 and 12.2, Section 302 Certifications

5.
We note that paragraph 4 of your certifications included as Exhibits 12.1 and 12.2 to the Form 20-F contains modifications of the exact form of certification as set forth in Item 12 of Form 20-F.  For example, the certifications add the word “we” in the first sentence of paragraph 4 and include a reference to the “annual report” in paragraph 4(a) rather than referring to only the “report”.  In future filings, please ensure that the

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FOIA Confidential Treatment Request
Pursuant to Rule 83 by The Royal Bank of Scotland Group plc

certifications are in the exact form as set forth in Item 12 of Form 20-F, except as otherwise indicated in Commission statements or staff interpretations.

We confirm that, in future filings, we will ensure that the certifications included as Exhibits 12.1 and 12.2 to the Form 20-F are in the exact form as set forth in Item 12 of Form 20-F, except as otherwise indicated in Commission statements or staff interpretations.

In connection with responding to the comments of the Commission, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s 2007 20-F; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss our response, please contact Rajan Kapoor, Group Chief Accountant on +44 131 626 3768.

Yours sincerely

/s/ Guy Whittaker
Guy Whittaker
Group Finance Director

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